Exhibit 4.89

Spouse Undertaking

To: Zhejiang Mengxiang Consulting Services Co., Ltd. (“Your company”)

I, Ji Hongfeng, (ID: P601734) am the spouse of Ye Hong, the indirect shareholder of Beijing Pengxiang Tianxia Education Technology Co., Ltd. (“Beijing P.X.”). Ye Hong currently indirectly holds 5% equity of Beijing P.X.. Ye Hong together with your company, Beijing P.X., the other shareholders of Beijing P.X. (direct and indirect), Domestic Affiliates (as defined in the Contractual Agreement) and other persons executed the Business Cooperation Agreement, the Exclusive Technical Service and Business Consulting Agreement, the Exclusive Call Option Agreement, the Equity Pledge Agreement, the Proxy Agreement for Shareholders, the Powers of Attorney for Shareholders, the Proxy Agreement for School’s Sponsors and Council Members, the Powers of Attorney for School’s Sponsors, the Power of Attorney for School Council Members, the Loan Agreement on March 28, 2023 (the above Agreements are collectively referred to as “Contractual Agreements”) . In order to avoid possible disputes, I hereby irrevocably make the following undertakings and confirmations:

1. I fully understand and agree that Ye Hong sign the Contractual Agreements. Especially, I fully understand and independently and irrevocably agree to the provisions related to the restriction, pledge, transfer or other form of disposition of the indirect equity interest held by Ye Hong in Beijing P.X. under the Contractual Agreements, including but not limited to Article III 18 to 24 of the Business Cooperation Agreement.

2. I have not been involved and will not be involved in the operation, management, liquidation and dissolution of the Domestic Affiliates in the past, present and future.

3. In order to ensure the interests of your company under the Contractual Agreements and fulfil the fundamental purpose of the execution of the Contractual Agreements, I specially authorize Ye Hong and / or her authorized person, at the request by your company, to execute all the necessary legal and non-legal documents on my behalf from time to time and perform all necessary legal and non-legal procedures with respect to the indirect equity held by Ye Hong in Beijing P.X.. I hereby confirm and approve the relevant documents and procedures.

4. The undertakings, confirmations, consents and authorizations made in this undertaking shall not be revoked, derogated, invalid or otherwise adversely affected by the increase, decrease, merger or other similar events of the indiect equity interest held by Ye Hong in Beijing P.X..

5. The undertakings, confirmations, consents, and authorizations made in this undertaking shall not be revoked, derogated, invalid, or otherwise adversely affected by my loss of capacity, restrictions on my abilities, death, or my divorce with Ye Hong or other similar circumstances.

6. The undertakings, confirmations, consents and authorizations made in this undertaking shall continue to be valid until the termination by both your company and me in writing. There is no need for your company and Ye Hong to make any monetary or non-monetary reimbursements to me for my commitments, confirmations, consents, and authorizations contained in this undertaking.

7. This undertaking shall be effective as soon as it is executed, and the validity period is the same as the term of the Business Cooperation Agreement.

8. Other outstanding matters in relation to this undertaking, including but not limited to governing law, dispute resolutions, definitions and interpretations, are also the same as those agreed in the Business Cooperation Agreement.

Promisee:	/s/
March 28, 2023